Via Facsimile and U.S. Mail
Mail Stop 6010

March 6, 2008

Mr. Leonard Kruimer
Chief Financial Officer
Crucell N.V.
Archimedesweg 4-6, 2333 CN Leiden
The Netherlands

> **Re:** **Crucell N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed June 13, 2007**
> **File No. 000-30962**

Dear Mr. Kruimer:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Joel N. Parker
Accounting Branch Chief